Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

February 13, 2024	Client-Matter: 65537-032

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re:	Digital Health Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 6 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 6”). Amendment No. 6 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated February 8, 2024 (the “Staff’s Letter”) relating to the Company’s Amendment No. 5 to Registration Statement on Form S-4 as submitted with the Commission on January 23, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4 filed on January 23, 2024

Cover Page

Letter to Stockholders, page i

1.	We note your disclosure that you entered into the Third Amended and Restated Business Combination Agreement on November 21, 2023. Please revise your disclosure throughout the registration statement to discuss any material changes between the Second Amended and Restated Business Combination Agreement and the Third Amended and Restated Business Combination Agreement. Please also revise to ensure that your disclosure references approval by DHAC stockholders of your current Business Combination Agreement. For example, on page 123 you note that you are "asking [y]our stockholders to adopt the Second Amended and Restated Business Combination Agreement, as amended by the First Amendment to the Second Amended and Restated Business Combination Agreement."

Response: In response to the Staff’s Comment, the registration statement has been revised to discuss the material changes between the Second Amended and Restated Business Combination Agreement and the Third Amended and Restated Business Combination Agreement and the changes between the Third Amended and Restated Business Combination Agreement and the First Amendment to the Third Amended and Restated Business Combination Agreement on pages 21 and 287. In addition, we have revised to ensure our disclosures reference approval by DHAC stockholders of the current Third Amended and Restated Business Combination Agreement, as amended by the First Amendment to the Third Amended and Restated Business Combination Agreement.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 6

February 13, 2024

2.	We note your response to comment 1 and reissue the comment as the share numbers provided in your response letter dated January 23, 2024, do not match those disclosed in your registration statement. Please disclose the number of shares of DHAC common stock that the Series A Shares (including the A.G.P. Series A Shares) and Convertible Notes would convert into, as well as the equivalent price per share paid by each of the applicable investors, assuming a $10.00, $5.00 and $2.00 conversion price. Please also advise whether "Convertible Notes" refers to only the Bridge Investor Notes and the Quantum Note, and ensure that this defined term is consistently used throughout the registration statement.

Response: In response to the Staff’s Comment, the registration statement has been revised to clarify the following conversions in the stockholder letters and on pages 27-30 of the registration statement:

•	The Bridge Investor Notes would convert into an aggregate of (i) 270,375 shares of Combined Company common stock assuming a $10.00 conversion price and a common stock equivalent per share price of $10.00, (ii) 540,749 shares of Combined Company common stock assuming a $5.00 conversion price and a common stock equivalent per share price of $5.00 and (iii) 1,351,872 shares of Combined Company common stock assuming a $2.00 conversion price and a common stock equivalent per share price of $2.00.

•	The Quantum Note would convert into an aggregate of (i) 300,000 shares of Combined Company common stock assuming a $10.00 conversion price and a common stock equivalent per share price of $10.00, (ii) 600,000 shares of Combined Company common stock assuming a $5.00 conversion price and a common stock equivalent per share price of $5.00 and (iii) 1,500,000 shares of Combined Company common stock assuming a $2.00 conversion price and a common stock equivalent per share price of $2.00.

•	The A.G.P. Series A Shares would convert into an aggregate of (i) 437,000 shares of Combined Company common stock assuming a $10.00 conversion price and a common stock equivalent per share price of $10.00, (ii) 874,000 shares of Combined Company common stock assuming a $5.00 conversion price and a common stock equivalent per share price of $5.00 and (iii) 2,185,000 shares of Combined Company common stock assuming a $2.00 conversion price and a common stock equivalent per share price of $2.00.

•	The Loan Conversion Series A Shares would convert into an aggregate of (i) 178,800 shares of Combined Company common stock assuming a $10.00 conversion price and a common stock equivalent per share price of $10.00, (ii) 357,600 shares of Combined Company common stock assuming a $5.00 conversion price and a common stock equivalent per share price of $5.00 and (iii) 894,000 shares of Combined Company common stock assuming a $2.00 conversion price and a common stock equivalent per share price of $2.00. The Loan Conversion Common Shares would convert into an aggregate of 892,500 shares of Combined Company common stock at a $2.00 conversion price and a common stock equivalent per share price of $2.00.

•	The Equity Purchase Note would convert into an aggregate of 50,000 shares of Combined Company common stock at a fixed $10.00 conversion price and a common stock equivalent per share price of $10.00.

The Series A Shares refer to the A.G.P. Series A Shares and the Loan Conversion Series A Shares. The Convertible Notes refer to the Bridge Investor Notes (consisting of the Additional Bridge Notes, the Exchange Note and the Equity Purchase Note) and the Quantum Note.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 6

February 13, 2024

In the aggregate:

•	the Series A Shares would convert into (i) 615,800 shares of Combined Company common stock assuming a $10.00 conversion price and a common stock equivalent per share price of $10.00, (ii) 1,231,600 shares of Combined Company common stock assuming a $5.00 conversion price and a common stock equivalent per share price of $5.00 and (iii) 3,079,000 shares of Combined Company common stock assuming a $2.00 conversion price and a common stock equivalent per share price of $2.00;

•	the Convertible Notes (other than the Equity Purchase Note) would convert into (i) 570,375 shares of Combined Company common stock assuming a $10.00 conversion price and a common stock equivalent per share price of $10.00, (ii) 1,140,749 shares of Combined Company common stock assuming a $5.00 conversion price and a common stock equivalent per share price of $5.00 and (iii) 2,851,872 shares of Combined Company common stock assuming a $2.00 conversion price and a common stock equivalent per share price of $2.00;

•	the Equity Purchase Note would convert into an aggregate of 50,000 shares of Combined Company common stock at a fixed $10.00 conversion price and a common stock equivalent per share price of $10.00; and

•	the Assumed Notes would convert into 892,500 shares of Combined Company common stock at a $2.00 conversion price and a common stock equivalent per share price of $2.00.

Q: Did DHAC's Board of Directors obtain an updated third-party fairness opinion in determining whether or not to enter . . ., page 45

3.	We note your disclosure that each of VSee and iDoc management reevaluated the combined company’s projected operating revenues and that "revenues were revised and now projected at $17.15 million and $35.0 million for each of the years ending December 31, 2022 and 2023, respectively." We also note your disclosure that in December 2023, VSee and iDoc management reevaluated the combined company’s projected operating revenues and "revenues were revised and now projected at $[13.3] million for each of the year ending December 31, 2023." In both cases, you note that "VSee and iDoc management prepared such revised projected revenues based on their judgment and assumptions." Please revise your disclosure to provide a more detailed discussion regarding the judgments and assumptions that were considered in the preparation of the revised projections. In your discussion, please highlight the material differences between the assumptions underlying the initial and revised projections.

Response: In response to the Staff’s Comment, the registration statement has been revised on page 48 to provide a more detailed discussion regarding the judgements and assumptions considered with respect to the revised projections, including the material differences between the assumption changes.

Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account . . ., page 62

4.

We note your response to comment 4, but we were unable to find in your registration statement the disclosure noted in your response. Please revise to include the effective price paid per share of Common Stock in each of the conversion scenarios.

Response: In response to the Staff’s comment, the disclosure on pages 68-72 has been revised to include the equivalent price paid per share in each of the conversion scenarios related to the Bridge Investor Notes, the Quantum Note, the A.G.P. Series A Shares, the Loan Conversion Series A Shares, the Loan Conversion Common Shares and the Equity Purchase Note.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 6

February 13, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations of VSee, page 234

5.	We note you removed many sections of VSee's MD&A including but not limited to: Overview, Material Trends, Events and Uncertainties, Critical Accounting Policies and Estimates, Financial Components and the Discussion and Analysis of the Year Ended December 31, 2022 as Compared to 2021 have been deleted in this amendment. Please revise to provide this information or, with reference to the appropriate authoritative literature, tell us why you believe it is not required. Please also address the need to provide a Liquidity and Capital Resources Section for VSee. Address this comment as it relates to iDoc's MD&A.

Response: In response to the Staff’s comment, the disclosure on pages 268-284 has been revised to include the Liquidity and Capital Resources referenced sections in both VSee’s and iDoc’s MD&As.

Nine Months Ended September 30, 2023 and 2022 Results of Operations Operating Expenses, page 236

6.	Please revise to explain the significant increase in bad debt expense during the period.

Response: In response to the Staff’s comment, the disclosure on page 281 has been revised to include an explanation regarding the increase in bad debt expense during the referenced period.

Management's Discussion and Analysis of Financial Condition and Results of Operations of DHAC, VSee and iDoc on a Pro Forma Combined Basis, page 239

7.

We have the following comments on your pro forma financial information included herein:

• Ensure the pro forma results of operations for the nine months ended September 30, 2023 agree to your pro forma statement of operations on page 250;

• Confirm that you prepared your pro forma results of operations for the nine months ended September 30, 2022 in accordance with Article 11 of Regulation S-X; and

• Explain the purpose and appropriateness of presenting pro forma cash flow information. Provide your basis in the SEC rules and regulations as such information is not contemplated by Article 11.

Response: In response to the Staff’s comment, the MD&A on a pro forma combined basis section has been removed.

Pro Formas

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 253

8.	With regard to Note D, please explain how the preferred stock as issued to the underwriter is reflected in your pro forma balance sheet. In this regard, we see no preferred stock associated with the pro forma combined columns.

Response: In response to the Staff’s Comment, the disclosure was revised on page 297 to clarify that the preferred stock has been reflected at its par value of $0.0001, which is de minimis given 4,370 shares of Series A Preferred Stock are being issued to A.G.P.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 6

February 13, 2024

9.	As indicated in Note E, please explain how the original issue discount is reflected in the pro forma balance sheet.

Response: In response to the Staff’s Comment, the disclosure was revised on page 297 to explain how the original issue discount is reflected in the pro forma balance sheet.

10.	With reference to Note H and the amounts outstanding under the Bridge Notes excluding the $600,000 of both VSee and iDoc Bridge Notes which will be converted into class B common stock and the $2,523,744 Exchange Note, please expand your disclosures to address the accounting for the Exchange Agreement, including the need to recognize a loss on the extinguishment of the Bridge Notes.

Response: In response to the Staff’s Comment, the disclosure was revised on page 299 to address the accounting for the Exchange Agreement.

11.	With regard to Note I, disclose the number of class B common stock of VSee and iDoc, and with reference to the terms of the Bridge Notes, address any accounting implications associated with these conversions. In addition, disclose the number of DHAC Common Stock the class B common stock will be exchanged for.

Response: In response to the Staff’s Comment, the disclosure was revised on page 300 to reflect no class B common stock of VSee and iDoc, and with respect to the Bridge Notes, the disclosure was revised to address any accounting implications. As there will be no class B common stock of Vsee and iDoc, no shares of DHAC common stock will be exchanged for class B common stock.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 256

12.	Expand Note D to separately quantify each component of the $1.51 million adjustment to interest expense and how such amount was computed. Confirm that the 8% interest rate associated with the Exchange Note has been accounted for.

Response: In response to the Staff’s Comment, the disclosure was revised on page 297 to include a table to quantify each component as requested.

Exhibit 23.1, page II-4

13.	Please ask your auditors to revise its consent to appropriately refer to the underlying dates of the financial statements covered as part of the referenced reports.

Response: In response to the Staff’s Comment, the auditors’ consent was revised to refer to the underlying dates of the financial statements covered as part of the referenced reports.

General

14.	We note your disclosure that the Loan Conversion Common Shares are being registered pursuant to this Registration Statement, and that the Loan Conversion Shares include shares of Combined Company common stock to be issued in consideration of the loan conversions. We also note that you entered into the relevant securities purchase agreements on November 21, 2023. Therefore, it appears that you have commenced your transaction with the relevant investors privately. Please provide us your analysis regarding why it is appropriate to register these securities on this registration statement, or remove these shares from your registration statement. Refer, in part, to Securities Act Sections Compliance and Disclosure Interpretations ("C&DIs") 134.03 and 139.09.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 6

February 13, 2024

Response: In response to the Staff’s Comment, the Business Combination Agreement and Conversion SPAs have been amended to provide that the Assumed Notes will convert into Combined Company common stock following the closing of the Business Combination and be subject to subsequent registration rights.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:          Digital Health Acquisition Corp.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.